EX-99.77C

Matters Submitted to a Vote of Security Holders

Special Value Opportunities Fund, LLC, a Delaware limited liability company (the "Fund"), offered to purchase all common shares of membership interest, par value $0.001 per share (the "Common Shares"), held by shareholders of the Fund who owned fewer than ten (10) Common Shares, subject to the terms and conditions set forth in the offer to purchase.  The offer expired on January 12, 2015. Shareholders holding in the aggregate 226.96224 shares agreed to sell their shares to the Fund. The purchase price for the Common Shares was equal to the Fund’s net asset value determined on January 12, 2015, which was $5,424.04.